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Exhibit (a)(5)(f)

FINAL
For immediate release
July 23, 2004

Petro-Canada Strengthens its North American Natural Gas Business
with Completion of Tender Offer for Prima Energy Corporation Shares

        Calgary, Alberta—Petro-Canada (TSX: PCA, NYSE: PCZ), through its indirect, wholly-owned subsidiary, Raven Acquisition Corp., has successfully completed its cash tender offer for all outstanding common shares of Prima Energy Corporation (NASDAQ: PENG). Over 90 per cent of the outstanding shares were tendered into Petro-Canada's offer of $39.50 US cash per share.

        "The acquisition of Prima strengthens Petro-Canada's core North American gas business," said Petro-Canada President and Chief Executive Officer Ron Brenneman. "Prima's extensive land position in the U.S. Rockies natural gas basins and strong capability in unconventional gas production solidly positions Petro-Canada to benefit from the growing unconventional gas segment."

        "We look forward to welcoming the employees of Prima and working with a strong and experienced team to further develop and expand Petro-Canada's natural gas business," said Kathy Sendall, Senior Vice-President North American Natural Gas.

        The acquisition of Prima Energy will add 55 million cubic feet per day of natural gas equivalent production to Petro-Canada. Prima also has an extensive undeveloped acreage position and 1,600 drillable locations identified. In addition to acreage in the Powder River and Denver-Julesberg basins, Prima's 360,000 undeveloped acres include positions in the Green River, Uinta, and Wind River basins. Petro-Canada expects Prima's production to double by 2007.

        As scheduled, the tender offer expired at 5:00 pm, New York City time, on July 22, 2004. Petro-Canada has been advised by Mellon Investor Services, the depositary for the tender offer, that 11,750,484 shares of Prima common stock were tendered into the offer and not withdrawn. In addition, 370,221 shares of Prima common stock were tendered into the offer by receipt of notices of guaranteed delivery. Together, this represents approximately 93 per cent of the total number of Prima shares outstanding. All shares of Prima common stock validly tendered and not properly withdrawn before the expiration of the tender offer period have been accepted for purchase at a price of $39.50 US per share in cash and will be purchased promptly. All shares represented by notices of guaranteed delivery, which were received by Petro-Canada before the expiration of the offering period, will be purchased promptly after the shares are delivered.

        Petro-Canada intends to complete the acquisition of Prima as soon as practicable through a merger in which all shares of common stock not validly tendered into the tender offer will be converted into the right to receive $39.50 US per share in cash. Since Raven Acquisition Corp. has acquired more than 90 per cent of the outstanding Prima shares, it intends to effect a "short-form" merger under Delaware law without action by any other stockholder.

        Payment of the merger consideration will be made following the merger upon proper presentation of certificates formerly representing Prima shares to Mellon Investor Services, paying agent for the merger, together with a properly completed letter of transmittal. Instructions as to how to exchange shares of Prima common stock into the merger consideration will be sent to stockholders. Following the merger, Prima will become an indirect wholly-owned subsidiary of Petro-Canada.

        Petro-Canada is one of Canada's largest oil and gas companies, operating in both the upstream and downstream sectors of the industry in Canada and internationally. Its common shares trade on the

Toronto Stock Exchange (TSX) under the symbol PCA and on the New York Stock Exchange under the symbol PCZ.

        Prima Energy Corporation is a Denver-based oil and gas company engaged in the exploration for, acquisition, development and production of crude oil and natural gas. Through wholly-owned subsidiaries, Prima is also engaged in oilfield services and natural gas gathering, marketing and trading. The company's current activities are conducted in the Rocky Mountain region of the United States.

Investor and analyst inquiries:
Gordon Ritchie Senior Director, Investor Relations Tel. (403) 296-7691 email: gritchie@petro-canada.ca	Derek De Leon Senior Advisor, Investor Relations Tel. (403) 296-3319 email: ddeleon@petro-canada.ca
Media inquiries: Mona Rossiter Senior Media Advisor, Communications (403) 296-3648

Legal Notice—forward looking information

        This document contains forward-looking statements. Such statements are generally identifiable by the terminology used, such as "plan", "anticipate", "intend", "expect", "estimate", "budget" or other similar wording. Forward looking statements include, but are not limited to, the anticipated completion of the Prima acquisition and the timing thereof and oil and gas production levels and the growth thereof. These forward-looking statements are subject to known and unknown risks and uncertainties and other factors which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Such factors include, but are not limited to: general economic, market and business conditions; the costs, difficulties and uncertainties related to the integration of acquired businesses; industry capacity; competitive action by other companies; fluctuations in oil and gas prices; refining and marketing margins; the ability to produce and transport crude oil and natural gas to markets; the results of exploration and development drilling and related activities; fluctuation in interest rates and foreign currency exchange rates; the ability of suppliers to meet commitments; actions by governmental authorities including increases in taxes; decisions or approvals of administrative tribunals; changes in environmental and other regulations; risks attendant with oil and gas operations; and other factors, many of which are beyond the control of Petro-Canada. These other factors are discussed in greater detail in filings made by Petro-Canada with the Canadian provincial securities commissions and the United States Securities and Exchange Commission.

        Readers are cautioned that the foregoing list of important factors affecting forward-looking statements is not exhaustive. Furthermore, the forward-looking statements contained herein are made as of the date of this document, and Petro-Canada does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this document are expressly qualified by this cautionary statement

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  Exhibit (a)(5)(f)
  FINAL For immediate release July 23, 2004